UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

      ANNUAL REPORT PURSUANT TO SECTION 15(d)

 OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2019

 Commission File Number 0-18350

GRANITE CONSTRUCTION PROFIT

 SHARING AND 401(K) PLAN

GRANITE CONSTRUCTION INCORPORATED

585 West Beach Street

 Watsonville, California 95076

 Telephone: (831) 724-1011

Item 4.	FINANCIAL STATEMENTS AND SCHEDULES PREPARED IN ACCORDANCE WITH THE FINANCIAL REPORTING REQUIREMENTS OF THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974

The following documents are filed as part of this report:

1. Financial Statements

The following financial statements are filed as part of this report:

Form 11-K
Pages
Report of Independent Registered Public Accounting Firm	F-2
Statements of Net Assets Available for Benefits at December 31, 2019 and 2018	F-3
Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2019	F-4
Notes to Financial Statements	F-5 - F-11

2. Financial Statements Schedules

The following financial statement schedules of the Granite Construction Profit Sharing and 401(k) Plan as of December 31, 2019 are filed as part of this report and shall be read in conjunction with the financial statements of the Plan.

Form 11-K
Pages

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)	S-1

EXHIBIT

The following exhibit is attached hereto and filed herewith:

Exhibit Number

23.1	Consent of Independent Registered Public Accounting Firm	S-2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GRANITE CONSTRUCTION PROFIT SHARING AND 401(K) PLAN

Date: June 24, 2020	By:	/s/ James M. Heffernan
James M. Heffernan
Committee Secretary
Granite Construction Profit Sharing and 401(k) Plan Administrative Committee

INDEX TO EXHIBIT

Exhibit Number	Document

23.1	Consent of Independent Registered Public Accounting Firm	S-2

Granite Construction Profit Sharing and 401(k) Plan

 Financial Statements

 as of December 31, 2019 and 2018 and

 for the year ended December 31, 2019

Index of Financial Statements, Schedules and Exhibit

Pages
Report of Independent Registered Public Accounting Firm	F-2

Financial Statements:
Statements of Net Assets Available for Benefits at December 31, 2019 and 2018	F-3
Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2019	F-4
Notes to Financial Statements	F-5 - F-11

Supplemental Information:

Schedule H, Line 4(i) - Schedule of Assets (Held At End of Year)	S-1
Exhibit:
Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm	S-2

Supplemental Information other than the above are omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and

Plan Administrative Committee of

Granite Construction Profit Sharing and 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Granite Construction Profit Sharing and 401(k) Plan (the “Plan”) as of December 31, 2019 and 2018, the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Opinion on the Supplemental Information

The supplemental information included in Schedule H, line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with DOL’s Rules and Regulations for Reporting and Disclosure under ERISA. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects, in relation to the financial statements as a whole.

/s/ Moss Adams LLP
Moss Adams LLP

Campbell, California

June 24, 2020

We have served as the Plan’s auditor since 2013.

Granite Construction Profit Sharing and 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31,
	2019	2018
Assets
Investments, at fair value:
Mutual funds	$118,638,633	$333,284,472
Common stock	34,143,924	52,620,435
Common/collective trust	437,611,211	30,645,005
Total investments	590,393,768	416,549,912
Uninvested cash	8	5
Assets in transit	6,444,002	778,276
Receivable from other qualified plan	—	97,210,051
Employer contributions receivable	591,768	479,215
Notes receivable from participants	6,055,800	4,033,579
Net assets available for benefits	$603,485,346	$519,051,038

The accompanying notes are an integral part of these financial statements.

Granite Construction Profit Sharing and 401(k) Plan
Statement of Changes in Net Assets Available for Benefits

Year ended
December 31,
2019
Change in net assets available for benefits attributed to:
Investment activities:
Net appreciation in fair value of investments	$75,660,679
Interest and dividends	6,615,518
Net gain from investment activities	82,276,197

Additions:
Employee contributions, including rollovers	28,881,958
Employer contributions	16,537,460
Interest income on notes receivable from participants	294,670
Total additions	45,714,088

Deductions:
Distributions to participants or beneficiaries	(49,253,525)
Deemed distribution of participant loans	(379,370)
Fees and expenses	(367,084)
Total deductions	(49,999,979)

Change prior to transfer	77,990,306
Transfer of assets	6,444,002
Change in net assets available for benefits during the year	84,434,308
Net assets available for benefits, beginning of year	519,051,038

Net assets available for benefits, end of year	$603,485,346

The accompanying notes are an integral part of these financial statements.

1.	Description of Plan

General

The following description of the Granite Construction Profit Sharing and 401(k) Plan (“Plan”) provides only general information.  For a more complete description of the Plan’s provisions, refer to the Plan document.

The Plan is a defined contribution plan covering all eligible non-union employees of Granite Construction Incorporated and its participating subsidiaries (“Company”). An employee generally becomes eligible to elect to make contributions to the Plan as of his or her date of hire. For all other purposes under the Plan, an employee generally becomes a participant in the Plan as of the first day of the month coinciding with or following the date on which he or she is credited with six months of service (or as soon as administratively practicable thereafter). The Company does not guarantee the benefits provided by the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

The Company has appointed an Administrative Committee (“Committee”) as the Plan administrator (“Administrator”). Other than with respect to the Granite Construction Incorporated Common Stock in the Granite Common Stock Fund or the Granite Construction Employee Stock Ownership Plan (“Granite ESOP Stock Fund”), the Committee has exclusive authority and responsibility for all matters in connection with the operation and administration of the Plan. An independent fiduciary selected by the Company has authority and responsibility related to investments in the Granite Common Stock Fund and Granite ESOP Stock Fund, the assets of which consist of Company common stock and non-interest bearing cash. All necessary and proper expenses incurred in the administration of the Plan are paid either by the Company or from Plan assets pursuant to the Plan document.

Contributions

The Company may make profit sharing and / or matching contributions to the Plan. Profit sharing contributions from the Company may be contributed to the Plan in an amount (or under such formula) as determined by the Company’s Board of Directors. Once employees have reached six months of service and remain employed, they are eligible for profit sharing.

Profit sharing contributions are payable solely out of the Company’s current or accumulated earnings and profits. The profit sharing contribution shall not exceed the maximum amount deductible under the provisions of the Internal Revenue Code (“IRC”). The Company must pay the total profit sharing contribution to the Plan trustee before the date the Company is required to file its Federal income tax return (including extensions). There were no profit sharing contributions made to the Plan for the year ended December 31, 2019.

The Company’s Board of Directors determines Company matching contributions to the Plan. Once employees have reached six months of service they are eligible for employer match. For the year ended December 31, 2019, the rate of matching contributions equaled 100% of participant contributions up to a maximum of 6% of compensation. The Company’s matching contribution is paid into the Plan at the same time as the participant contributions are paid into the Plan and are vested as described below.

All eligible Plan participants can make employee pre-tax contributions to the Plan of up to 50% of gross pay, and/or after-tax Roth contributions to the Plan of up to 50% of gross pay, not to exceed a combined total of pre-tax and after-tax contribution of $19,000. The Plan also permits the automatic enrollment of eligible employees in the Plan with a contribution of 2% of eligible compensation, unless the employee affirmatively elects otherwise. Plan participants who reached age 50 during the Plan year have the option to make an additional “Catch Up” contribution on a pre-tax basis and/or after-tax Roth basis, not to exceed a combined total of pre-tax and after-tax contributions of $6,000 in 2019.

Beginning with dividends paid in 2013, participants and beneficiaries who hold Company common stock in either Granite ESOP Stock Fund or Granite Common Stock Fund have the option for quarterly dividends to automatically reinvest in Company common stock or to be paid as a cash dividend.

Forfeitures

Company profit sharing contributions to participants leaving employment prior to the vesting of such contributions are forfeited by the participant. During 2019, there were no forfeitures to pay administrative expenses of the Plan. Forfeitures for each year not used to pay Plan expenses are contributed to participants on a per capita basis for each year in which the participant is employed by the Company as of the year end. During 2019, no forfeited profit sharing balances were allocated to participant accounts.

Administrative Expenses

The Company incurs accounting and certain administrative services for the Plan. Fees incurred by the Plan for the investment management services or record keeping services are paid by the Plan participants. Fee credits are generated from the investments in the Plan. These fee credits are allocated from the Plan to eligible participant’s accounts on a quarterly basis. Approximately $620,000 of fee credits were allocated to participants during 2019.

Participant Accounts

Contributions received by the Plan are deposited with the Plan trustee and custodian, T. Rowe Price Trust Company (“T. Rowe Price”). Each eligible participant’s account balance is credited with an allocation of (a) the Company’s 401(k) match and discretionary profit sharing contributions, if any, (b) Plan earnings or losses, (c) profit sharing forfeitures of terminated participant non-vested accounts, (d) participant contributions, and (e) fee credits. The discretionary profit sharing contributions are allocated based on eligible compensation as defined in the Plan document. Profit sharing forfeitures are allocated to eligible participant accounts in equal amounts as defined in the Plan document.

Notes Receivable from Participants

The Plan allows participants to borrow not less than $1,000 and up to the lesser of $50,000 or 50% of their vested Plan account balance. Notes Receivable from Participants (“Notes Receivable”) bear interest at prime rate plus 1% and must be repaid to the Plan within a five-year period, unless the Note Receivable is used for the purchase of a principal residence in which case the maximum repayment period may be extended not to exceed 15 years. Outstanding Notes Receivable at December 31, 2019 carried interest rates ranging from 3.25% to 7%.

Vesting of Benefits

The full amount of the participant’s profit sharing account balance becomes vested on his or her normal retirement date, as defined in the Plan document, or when his or her employment with the Company terminates by reason of death or total disability, or when his or her years of vesting service is completed as defined in the Plan document. For participants that work one or more hours on or after January 1, 2007, the full amount of the Company profit sharing contribution portion of the participant account balance becomes vested after three years of service.

The value of the participant’s elective contribution and Company matching contributions are fully vested immediately upon contribution to the Plan.

Distributions

On termination of service for any reason, including death or disability, participants with less than $1,000 in their vested account balance and who have not elected a rollover will receive a lump sum payout of their vested account balance as prescribed in the Plan document. If the value of the participant’s vested benefit is $5,000 or less, but exceeds $1,000 and they fail to provide instructions regarding the payment of their benefit, the benefit will be distributed in the form of a direct rollover to an Individual Retirement Account ("IRA") maintained by T. Rowe Price (“T. Rowe Price IRA”). Once the benefit has been transferred to the T. Rowe Price IRA, it will be invested in an investment product designed to preserve principal and provide a reasonable rate of return and liquidity. All reasonable fees associated with the T. Rowe Price IRA will be paid from the participant’s account as prescribed in the Plan document.

Hardship Withdrawals

The Plan provides for withdrawals in the event of financial hardship, as defined in the Plan document.

Plan Investments

Participants may direct their Plan contributions into any of the designated investment options approved by the Committee. Included in the designated investment options are various mutual funds, a common/collective trust and Company common stock.

Effective January 1, 2016, there was a freeze of new investments, other than the reinvestment of dividends, into the Granite Common Stock Fund.

2.	Summary of Significant Accounting Policies

Basis of accounting

The financial statements have been prepared on an accrual basis in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and related disclosure of contingent assets and liabilities. The estimates, judgments and assumptions are continually evaluated based on available information and experiences; however, actual results could differ from those estimates.

Investment valuation and income recognition

Investments are stated at fair value. Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurement, defines fair value as the exchange price that would be received for an asset or paid to transfer a liability in the most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC Topic 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and to minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

•      Level 1: Quoted prices in active markets for identical assets or liabilities.

•      Level 2: Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•      Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Plan holds no assets valued using Level 2 and Level 3 inputs.

Units held in the Common/Collective Trust (“CCT”) are valued using the net asset value (“NAV”) practical expedient (“NAV practical expedient”) of the CCT as reported by the CCT managers. The NAV practical expedient is based on the fair value of the underlying assets owned by the CCT, minus its liabilities, and then divided by the number of units outstanding. The NAV practical expedient of a CCT is calculated based on a compilation of primarily observable market information. The Stable Value Fund (“SVF”) imposes a 90-day “equity wash” provision on exchanges to competing funds.

All other assets held by the Plan are measured using Level 1 inputs. Common stock is valued at the closing price on the active market on which the individual securities are traded. Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

In the Statement of Changes in Net Assets Available for Benefits, the Plan presents the net appreciation or depreciation in the fair value of its investments which consists of the realized gains or losses and unrealized appreciation or depreciation on those investments. Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Investments

Investments fully described in the tables in Note 3 include an investment in the Granite Common Stock Fund administered separately from the Plan. The Granite Common Stock Fund invest solely in Company common stock and from time to time accumulates non-interest bearing cash. Non-interest bearing cash maintained by the Granite Common Stock Fund is made up of unsettled transactions related to the purchase and sale of Company common stock.

Distributions to participants or beneficiaries

Distributions to participants or beneficiaries are recorded when paid.

Notes Receivable from Participants

Notes Receivable are measured as unpaid principal balance plus any accrued but unpaid interest. Such notes are considered delinquent if any scheduled repayment remains unpaid for a predetermined amount of time based upon the terms of the Plan document. Delinquent notes receivable from participants meeting such terms are reclassified as Deemed Distributions. No allowance for credit losses has been recorded as of December 31, 2019 or 2018.

Risks and uncertainties

The Plan provides for various investment options in any combination of common/collective trust, mutual funds, Company common stock, or other investment securities which the Administrator may from time to time make available.  Investment securities are exposed to various risks, such as interest rate, market fluctuations, and credit risks among others. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across participant directed fund elections. Additionally, the investments within each investment fund option are further diversified into varied financial instruments, with the exception of the Granite Common Stock Fund, which primarily invests in the securities of a single issuer.

3.	Fair Value Measurements

The Plan measures and discloses certain financial assets and liabilities at fair value. As of December 31, 2019 and 2018, the Plan’s valuation methodologies used to measure the fair values of common stock and mutual funds was derived from quoted market prices as substantially all of these instruments have active markets or contain underlying assets that may be so valued. As more fully described in Note 2, the CCT is valued using NAV practical expedient measuring the net asset value of the underlying investments at year end.

The methods described above for measuring fair values as of December 31, 2019 and 2018 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Administrator believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the techniques used at December 31, 2019 and 2018.

The following tables summarize each class of the Plan’s investments:

	Fair Value Measurement at Reporting Date Using
December 31, 2019	Level 1	Level 2	Level 3	Total
Mutual Funds	$118,638,633	$—	$—	$118,638,633
Common Stock	34,143,924	—	—	34,143,924
Total Assets in the fair value hierarchy	$152,782,557	$—	$—	152,782,557

Investments measured at NAV practical expedient				437,611,211

Investments at fair value				$590,393,768

December 31, 2018	Level 1	Level 2	Level 3	Total
Mutual Funds	$333,284,472	$—	$—	$333,284,472
Common Stock	52,620,435	—	—	52,620,435
Total Assets in the fair value hierarchy	$385,904,907	$—	$—	385,904,907

Investments measured at NAV practical expedient				30,645,005

Investments at fair value				$416,549,912

4.	Tax Status

The Internal Revenue Service (“IRS”) has determined and informed the Company by letter dated July 29, 2014 that the Plan and related trust are designed in accordance with applicable sections of the IRC regarding tax exempt status. The Plan has been amended since receiving this favorable determination letter.  The Administrator believes the Plan and the trust which forms a part of the Plan are designed and are currently operated in compliance with the applicable requirements of the IRC, and are thereby exempt from Federal income and State franchise taxes.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. No uncertain positions have been identified that would require such recognition or disclosure in the financial statements as of December 31, 2019 and 2018. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no such audits.

5.	Related Party and Party in Interest Transactions

The Plan provides for investment in Company common stock in the Granite Common Stock Fund and Granite ESOP Stock Fund. Any purchase or sale of Company common stock by administrators is performed in the open market and at fair value. These transactions qualify as party-in-interest transactions but are exempt from prohibited transaction rules. Certain Plan investments are managed by an affiliate of T. Rowe Price, the trustee and custodian of the Plan. Any purchases and sales of these funds are performed in the open market at fair value. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

Aggregate investment in Company common stock at December 31, 2019 and 2018 for each asset category is as follows:

	December 31,
	2019	2018
Granite Common Stock Fund
Fair Value	$8,845,078	$12,415,513
Number of Shares	319,663	308,230

Granite ESOP Stock Fund
Fair Value	$25,298,846	$40,204,922
Number of Shares	914,306	998,136

Total Company common stock held
Fair Value	$34,143,924	$52,620,435
Number of Shares	1,233,969	1,306,366

During the year ended December 31, 2019, Granite Common Stock Fund purchased $2,111,804 and sold $1,046,283 of Company common stock, and Granite ESOP Stock Fund purchased $2,534,007 and sold $2,934,620 of Company common stock.

6.	Plan Termination

Although it has not expressed any intent to do so, the Company may terminate the Plan at any time. In the event of termination of the Plan, all participants who are employed by the Company at the date of termination will become 100% vested in their account balances.

7.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2019 and 2018 to the Form 5500:

	December 31,
	2019	2018
Net assets available for benefits per the financial statements	$603,485,346	$519,051,038
Amounts allocated to withdrawing participants	(136,371,727)	(114,745,261)
Net assets available for benefits per the Form 5500	$467,113,619	$404,305,777

The following is a reconciliation of distributions to participants per the financial statements for the year ended December 31, 2019 to the Form 5500:

Distributions to participants per the financial statements	$49,253,525
Amounts allocated to withdrawing participants at December 31, 2019	136,371,727
Amounts allocated to withdrawing participants at December 31, 2018	(114,745,261)
Distributions to participants per Form 5500	$70,879,991

The participant vested balances of employees who terminated or retired prior to December 31, 2019, and have not taken a distribution prior to December 31, 2019, are included in benefit claims payable on Schedule H of the Form 5500.

Deemed Distributions directly offset the affected participant’s account balance and are otherwise treated and reported as a Plan distribution to the participant in the current reporting period.

8.	Other Matters

On June 14, 2018, the Company completed its acquisition of Layne Christensen Company (“Layne”), a U.S.-based global water management, construction and drilling company and effective January 2, 2019, Layne Christensen Company Capital Accumulation Plan was merged into the Granite Construction Profit Sharing and 401(k) Plan. In connection with the acquisition of Layne, beginning in 2019, the employer match portion of the Plan was used as an offset to the fringe benefit requirements under the Davis Bacon Act (D.B.A). Under the D.B.A. employees who work on projects that require the use of a prevailing wage compensation scale are entitled to a portion of their pay in the form of fringe benefits. Employer 401(k) match is an eligible form of fringe benefit compensation.

The Granite Common Stock price has dropped from $27.67 as of December 31, 2019 to $17.81 as of June 24, 2020.

9.	Subsequent Events

Effective January 1, 2020, the Granite Construction Incorporated Davis Bacon Pension Plan & Trust (formerly Layne Christensen Company Davis-Bacon Pension Plan and Trust) was merged with the Plan. The amount of assets recorded as assets in transit were $6,444,002.

Effective January 1, 2020, the Plan was amended and restated in its entirety, which includes an increase in the automatic enrollment percentage from 2% to 3% and a revision in the distribution cash out policy for the values up to $5,000 to be distributed in the form of a direct rollover to an IRA six months after termination date of the participants if they fail to provide instructions regarding the payment of their benefit.

On January 30, 2020, the World Health Organization (“WHO”) announced a global health emergency stemming from a new strain of coronavirus that was spreading globally (the “COVID-19 outbreak”). On March 11, 2020, the WHO classified the COVID-19 outbreak as a pandemic, triggering volatility in financial markets and a significant negative impact on the global economy. As a result, the Plan’s investment portfolio has incurred significant volatility in fair value since December 31, 2019. However, because the values of the Plan’s individual investments have and will fluctuate in response to the changing market conditions, the amount of losses that will be recognized in subsequent periods, if any, cannot be determined. The full impact of the COVID-19 outbreak continues to evolve as of the date of this report.

As a result of the Coronavirus Aid, Relief and Economic Security Act (the “CARES Act”), effective May 1, 2020, the Plan adopted certain provisions. The Administrative Committee for the Plan will amend the Plan as allowed under the CARES Act to allow for the $100,000 Coronavirus-Related Distribution and for the suspension of loan payments originally due March 27 through December 31, 2020. Coronavirus-related distributions are not subject to the 10% additional tax or the 20% mandatory withholding under IRC. However, the 10% federal tax withholding under IRC will apply to distributions unless the distributee elects otherwise, and state withholding taxes may also apply.

Granite Construction Profit Sharing and 401(k) Plan

EIN 77-0239383, Plan 001

Schedule H, Line 4(i) - Schedule of Assets (Held At End of Year)

December 31, 2019

(a)	(b)	(c)	(d)	(e)
	Identity of issuer, borrower, lessor or similar party	Description of investments	Cost(1)	Current Value
*	T. Rowe Price Retirement 2025 Tr Fund	Common/Collective Trust		$72,549,021
*	T. Rowe Price Retirement 2035 Tr Fund	Common/Collective Trust		59,784,901
*	T. Rowe Price Retirement 2030 Tr Fund	Common/Collective Trust		59,601,300
*	T. Rowe Price Retirement 2040 Tr Fund	Common/Collective Trust		52,792,179
*	T. Rowe Price Retirement 2045 Tr Fund	Common/Collective Trust		47,863,851
*	T. Rowe Price Retirement 2020 Tr Fund	Common/Collective Trust		42,067,487
*	T. Rowe Price Stable Value Common Fund N	Common/Collective Trust		39,809,323
*	T. Rowe Price Retirement 2050 Tr Fund	Common/Collective Trust		28,375,509
	Vanguard Institutional Index Fund	Mutual Fund		27,613,301
*	Granite ESOP Stock Fund	Common Stock		25,298,846
	Vanguard Capital Opportunities Fund Admiral Shares	Mutual Fund		17,964,467
	Vanguard US Growth Admiral Fund	Mutual Fund		14,718,484
*	T. Rowe Price Retirement 2055 Tr Fund	Common/Collective Trust		12,554,638
*	T. Rowe Price Retirement 2015 Tr Fund	Common/Collective Trust		10,719,543
	J.P. Morgan Mid Cap Value Fund L	Mutual Fund		9,999,057
*	Granite Construction Incorporated Common Stock Fund	Common Stock		8,845,078
	Dodge & Cox Income Fund	Mutual Fund		8,687,430
	AMG Managers Emerging Opportunities Fund	Mutual Fund		7,390,203
	Vanguard Total Bond Market Index Adm	Mutual Fund		6,706,062
	Northern Small Cap Value Fund	Mutual Fund		6,051,436
	Vanguard Total International Stock Index Adm	Mutual Fund		5,947,311
	Invesco Growth & Income Fund R5	Mutual Fund		5,474,768
	American Funds Europacific Growth Fund R6	Mutual Fund		5,333,083
*	T. Rowe Price Retirement 2010 Tr Fund	Common/Collective Trust		4,684,538
*	T. Rowe Price Retirement 2060 Tr Fund	Common/Collective Trust		3,655,836
	Blackrock Inflation Protected Bond Institution Fund	Mutual Fund		2,302,396
*	T. Rowe Price Retirement Balanced Tr Fund	Common/Collective Trust		2,151,442
*	T. Rowe Price Retirement 2005 Tr Fund	Common/Collective Trust		1,001,643
*	T. Rowe Price U.S. Treasury Money Fund	Mutual Fund		450,635
*	Total Investments at Fair Market Value			590,393,768
*	Participant Loans	3.25% - 7%		6,055,800
	Total Investments			$596,449,568

	* Known party-in-interest (exempt transactions)
	(1) Cost information has been omitted with respect to participant directed investments

S-1